February 9, 2022 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing 100 F Street, NE Washington, D.C. 20549 Attn: Bradley Ecker

Re:	Zanite Acquisition Corp.

Preliminary Proxy Statement on Schedule 14A

Filed December 30, 2021

CIK No. 001-39704

Dear Mr. Ecker:

On behalf of our client, Zanite Acquisition Corp., a Delaware corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated January 26, 2022 (the “Comment Letter”), with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A, filed on December 30, 2021 (the “Preliminary Proxy Statement”).

The Company has filed via EDGAR Amendment No.1 to the Preliminary Proxy Statement (“Amendment No.1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No.1. Capitalized terms used but not defined herein have the meanings set forth in Amendment No.1.

Preliminary Proxy Statement on Schedule 14A

General

1.

Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response: In response to the Staff’s comment, the Company has added disclosure on pages xvi, xvii, xxvii, xxviii and xxix.

2.

Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

United States Securities and Exchange Commission February 9, 2022

Response In response to the Staff’s comment, the Company has revised the disclosure on pages xvii, xxviii and 7.

3.

Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: In response to the Staff’s comment, the Company has added disclosures on pages xxxv, xxxvi and 61.

4.	We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response: In response to the Staff’s comment, the Company has added disclosures on page 17, 58, and 147.

5.

We note that you plan to issue shares of common stock assuming the Business Combination Proposal is approved. Please advise us of the exemption from the Securities Act that you are relying upon and provide an analysis supporting the use of such exemption.

Response: If the Business Combination Proposal is approved, shares of the Company’s common stock will be issued to EAH and the PIPE Investors at the Closing pursuant to the Business Combination Agreement and the Subscription Agreements. The Company respectfully advises the Staff that these proposed issuances of common stock will be made upon the exemption from registration as provided by Section 4(a)(2) of the Securities Act, which exempts from registration transactions by an issuer not involving any “public offering.”

The Company determined that the issuance of shares of common stock pursuant to the Business Combination Agreement in the Equity Exchange does not involve a “public offering” because such shares will only be issued to one party, EAH, an accredited investor.

The Company similarly made such determination regarding the issuance of shares of common stock in the PIPE Investment pursuant to the Subscription Agreements. Such determination was based on the limited number of PIPE Investors, each of whom is an accredited investor or qualified institutional buyer, and the manner of such issuances, including that there has been no general solicitation or advertising to market the issuance of such securities, each Strategic Investor privately negotiated its own subscription and each PIPE Investor has made customary private placement representations to the Company in its Subscription Agreement.

United States Securities and Exchange Commission February 9, 2022

Summary of the Proxy Statement, page 1

6.

We note your disclosure that Zanite has agreed to issue to the Strategic Investors new warrants in connection with the achievement of certain UAM Business milestones. Please disclose the UAM Business milestones.

Response: In response to the Staff’s comment, the Company has added disclosures on pages xv, xxix and 11.

7.	Please include disclosure regarding potential dilution related to the issuance of warrants to PIPE investors.

Response: The Company respectfully refers the Staff to the disclosures added on pages xvii, xxviii and 7 described in the Company’s response to the Staff’s comment number 2 above.

The Proposed Charter includes a forum selection clause, page 65

8.

We note your disclosure that the federal district courts of the United States of America will be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under federal securities laws. Please revise this disclosure so that it is consistent with Article XII(B) of the Proposed Charter.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 240 and 241.

Unaudited Pro Forma Condensed Combined Financial Information, page 78

9.

We note that Embraer Aircraft Holding, Inc. (“EAH”) has entered into put option agreements with certain strategic PIPE investors to provide “price protections in the amount of up to their $30 million aggregate commitments in the form of credits for parts and services or cash in exchange for the transfer of their shares to EAH.” Please tell us how you plan to account for this feature, including reference to the technical guidance that supports your accounting and presentation. Also tell us how you determined this agreement should not be reflected in your pro forma financial statements.

Response: The Company respectfully advises the Staff that it has determined that the put option agreements EAH has entered into with certain Strategic Investors do not have an impact on the unaudited pro forma condensed combined financial information. In evaluating the various Put Option Agreements with certain Strategic Investors, we determined that the relevant put option features contained therein were freestanding in accordance with ASC 480 Distinguishing Liabilities from Equity for the following reasons: (i) the Company is not party to the instrument and does not have any obligations thereunder and (ii) the put option can be legally detached and separately exercised. Therefore, the put transactions are arrangements entered into between EAH and future public shareholders of the Company that do not have any accounting implications for the Company. Indeed, if the applicable Strategic Investor were to exercise its put option and receive in return a credit note, the relevant agreements provide that such credit note may be presented as payment for parts and services provided by EAH (or a subsidiary of EAH in the United States), which should not impact the Company. These arrangements should not impact the accounting of the pro forma combined entity but rather will be accounted for by EAH. Therefore, no pro forma adjustment is necessary.

United States Securities and Exchange Commission February 9, 2022

10.

Pursuant to the Tax Receivable Agreement, we note that Zanite Acquisition Corp. will pay EAH 75% of certain net tax savings realized, or deemed realized, in periods after the closing of the business combination. We further note that under the Tax Sharing Agreement, Zanite will provide payments to EAH based on the increase to the parent’s income tax liability as a result of being a member of a consolidated group for tax purposes. Please tell us and clearly disclose your anticipated accounting treatment for these agreements. Such disclosure should clarify for investors their impact on your balance sheet and statement of operations and include, but not necessarily be limited to, a description of how you account for the initial recognition of the obligations, subsequent changes in the measurement of the obligations, and the financial statement line items impacted. Quantify the related amounts or a range of amounts for the periods presented and include pro forma adjustments reflecting the distributions or advise us why such adjustments are not necessary.

Response: In response to the Staff’s comment, the Company has added disclosures on pages 84 and 85.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 86

11.

Within the pro adjustment (l) description, you disclose that new warrants to be issued contingent upon certain future milestones are considered share-based payment awards granted to nonemployees and are within the scope of ASC 606. Please explain to us why you account for these awards within the scope of ASC 606 as opposed to ASC 718.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 91.

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 88

12.

We note that pro forma adjustment (f) reflects the reclassification of public warrants from liability to equity on your balance sheet. Since your pro forma statements of operations are giving effect to transactions as if they occurred on January 1, 2020, please remove the related change in derivative fair values related to these warrants or explain why you do not believe such adjustments are necessary.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 92 to remove the change in derivative fair values related to the public warrants. The Company also respectfully advises the Staff that, in considering whether or not to eliminate the change in fair values of derivative liabilities in the Preliminary Proxy Statement, we noted diversity in practice with a number of precedents retaining the derivative fair value impact in the unaudited pro forma condensed combined statement of operations. We considered both presentations and ultimately decided to retain the derivative fair value impact in the previously filed Preliminary Proxy Statement because, by analogy, we likened them to non-recurring transaction costs which are no longer eliminated from the unaudited pro forma condensed combined statement of operations in accordance with SEC Release 33-10786, Amendments to Financial Disclosures about Acquired and Disposed Businesses (Final Rule).

United States Securities and Exchange Commission February 9, 2022

Service Agreements, page 119

13.	Please more clearly and separately describe the material terms of each Service Agreement, including services provided, licenses, royalty terms, fees due, and termination.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 123 to 126.

Background of Business Combination, page 122

14.

Please revise your disclosure in this section to include negotiations relating to material terms of the transaction, including, but not limited to, structure, consideration, proposals and counter-proposals and size of PIPE. In your revised disclosure, please explain the reasons for the terms, each party’s position on the issues, and how you reached agreement on the final terms. Please also discuss the negotiations related to the material ancillary agreements related to the business combination.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 131 to 134.

15.	Please elaborate on what led to Zanite’s management team’s initial meeting with Eve’s management team.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 131.

16.	Please elaborate on what terms were revised in the February 23, 2021 draft of the LOI. Please also discuss the changes made in the various amendments to the LOI.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 132 to 134.

Strategic Warrant, Lock-Up Agreements and Put Option Agreements, page 122

17.

We note your disclosure that Zanite has agreed to issue to the Strategic Investors new warrants to acquire an aggregate of 14,150,000 shares of common stock, which warrants will be issued at the Closing or in connection with the achievement of certain UAM Business milestones following the Closing. Please revise to quantify the warrants that will be issued at the Closing and the warrants that will be issued in connection with the achievement of certain UAM Business milestones.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 128 and 129.

United States Securities and Exchange Commission February 9, 2022

18.	Please disclose the material terms of the put option agreements.

Response: In response to the Staff’s comment, the Company has added disclosure on page 129.

Projected Financial Information, page 133

19.

We note your disclosure that the financial projections reflect estimates and assumptions. Please revise to describe such estimates, matters and assumptions with greater specificity and quantify where practicable. Please disclose any other information to facilitate investor understanding of the basis for and limitations of these projections. Clearly describe the basis for projecting this growth and the factors or contingencies that would affect such growth ultimately materializing.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 143 and 144.

20.

We note that the financial projections include projected revenue of $20.6 million for the fiscal year 2024. Please reconcile this with the disclosure that you do not expect to generate revenue “unless and until [you] obtain regulatory approval of and commercialize [y]our first eVTOL” and the disclosure that Eve does not expect to obtain type certification for its first eVTOL until 2025.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 144, 145 and 211.

Interests of Zanite’s Directors and Officers in the Business Combination, page 136

21.

Please revise the conflicts of interest discussion so that it highlights all material interests in the transaction held by the sponsor and the company’s officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.

Response:

In response to the Staff’s comment, the Company has revised the disclosures on pages xxii, 18, 59 to 60, 149 and 185 to 186.

22.

Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages xx to xxi, 17, 58, 147 and 184.

Information about Eve, page 181

United States Securities and Exchange Commission February 9, 2022

23.	Please explain with greater specificity the material operations that Eve conducts separate from the Master Services Agreements.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 196.

Executive Compensation, page 219

24.	Please update your compensation disclosure as of the fiscal year ended December 31, 2021.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 230 to 231.

The UAM Business of Embraer S.A. Combined Financial Statements

3. Summary of Significant Accounting Policies

Basis of Presentation, page F-60

25.	We note that the UAM Business financial statements have been prepared on a carve-out basis and reflect the allocation of direct and indirect expenses. Please address the following comments:

•	Pursuant to Question 1 of SAB Topic 1.B.1, confirm that your historical financial statements reflect all expenses that the parent incurred on your behalf.

Response: The Company confirms that, pursuant to Question 1 of SAB Topic 1.B.1, the historical financial statements of the UAM Business of Embraer reflect all expenses that Embraer incurred on behalf of the UAM Business.

•

Since agreements with related parties are, by definition, not at arm’s length and may be changed at any time, please disclose, when practicable, management’s estimate of what your expenses would have been on a stand-alone basis, that is, the cost that would have been incurred if you had operated as an unaffiliated entity. Please provide this disclosure for each year for which an income statement was required when such basis produced materially different results. See Question 2 of SAB Topic 1. B.1. As part of your response, ensure that you tell us in greater detail the nature of the expenses included in adjustment (dd) to your pro forma financial statements and why none of those additional expenses should be reflected in your historical financial statements.

United States Securities and Exchange Commission February 9, 2022

Response: The Company respectfully notes that during the periods presented in the historical combined financial statements of the UAM Business of Embraer included in the Preliminary Proxy Statement, the UAM business was a business unit of Embraer as disclosed therein. The historical direct expenses consist primarily of personnel-related costs (including salaries, payroll taxes, profit sharing program, benefits, short and long-term incentives) of research and development employees directly involved in the UAM Business’ activities, research expenses, facilities depreciation and others. The indirect expenses consist of personnel-related costs (including salaries, payroll taxes, profit sharing program, benefits, short and long term incentive) allocated to the UAM Business and general and administrative overhead, including expenses for information systems, accounting, other financial services (such as treasury, audit and purchasing), human resources, legal, and facilities, allocated on a per headcount basis considering employees exclusively involved in the UAM Business’ activities compared to the total headcount of all Embraer employees, or using an expense input comparing the total R&D expenses of the UAM Business against the total R&D expenses of EmbraerX. During the periods presented in the historical combined financial statements of the UAM Business of Embraer, there were no agreements on which we could reliably estimate stand-alone expense information. The Master Services and Shared Services Agreements were executed on December 14, 2021, i.e., after the periods presented. As such, no stand-alone expense information was available during the periods presented and, therefore, we do not believe it is practically possible to estimate with reliability what expenses would have been on a stand-alone basis.

In contrast, the unaudited pro forma condensed combined financial information is presented to illustrate the estimated effects of the business combination and the related financing transactions on the income statement periods presented as a stand-alone unaffiliated entity, as if the business combination had occurred on January 1, 2020. Autonomous entity adjustments have been recorded that are based on the contractual arrangements established with Embraer under a Master Services Agreement and Shared Services Agreement, as well as other third parties for future periods, and therefore we have been able to reasonably estimate these autonomous entity adjustments. These adjustments would not have been the same for the historical periods presented in the historical financial statements of the UAM Business of Embraer, as the contractual agreements relate to future activities only.

Pro Forma adjustment (ee) sets out the autonomous entity adjustments to the income statement of the combined entity. The costs included are incremental costs that would not have been incurred by the UAM Business as part of Embraer as follows:

•

The historical UAM business has been allocated various business function costs such as outsourced services, office supplies, depreciation and amortization of property, plant, and equipment, short term lease arrangements and corporate overhead costs based on an expense input metric. Additionally, corporate expenses of Embraer were allocated using a headcount input metric. In establishing the stand-alone business, Eve will incur incremental costs related to financial reporting and regulatory compliance, and costs associated with accounting, auditing, tax, legal, information technology, human resources, investor relations, risk management, treasury, and other general and administrative related functions. However, these costs relate to additional personnel hired to run these functions or are based on contractual arrangements established with Embraer under a Master Services and Shared Services Agreements and other third parties.

•

The historical UAM business has been allocated insurance premiums based on a headcount input metric. In establishing the stand-alone business, Eve will incur incremental directors and officers, public liability, aviation and employee life insurance premiums.

United States Securities and Exchange Commission February 9, 2022

•

The historical UAM business has been allocated information technology costs based on an expenses input metric when attributable to the research and development process and a headcount input when attributable to administrative technology, such as ERP amortization. In establishing the stand-alone business, Eve will incur incremental software license costs as Eve stands up its own IT infrastructure.

•

The historical UAM business has been allocated employee and executive compensation amounts based on an expenses input metric when attributable to research and development process and headcount input when attributable to administrative personnel. In establishing the stand-alone business, Eve will incur incremental compensation pursuant to Incentive Plan reference in the Preliminary Proxy Statement.

Form of Warrant Agreement, page P-1

26.	Please consider including more than one form of the warrant agreement given that there are substantial differences in the provisions in your Strategic Warrant Agreements.

Response: In response to the Staff’s comment, the Company has removed the previously filed form of warrant agreement and has instead included three new forms of warrant agreement as Annexes P, Q and R, which the Company believes more clearly show the differing provisions in each agreement.

* * *

United States Securities and Exchange Commission February 9, 2022

Please do not hesitate to contact Daniel Nussen at (213) 620-7796 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	Steven H. Rosen, Zanite Acquisition Corp.